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VIA EDGAR CORRESPONDENCE
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re: K12 Inc.
Annual Report on Form 10-K for the fiscal year ended June 30, 2008
Definitive Proxy Materials filed on Schedule 14A on October 21, 2008
File No. 1-33883
Dear Mr. Spirgel:
     On behalf of our client, K12 Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, received on March 12, 2009, to the Company’s definitive Annual Report on Form 10-K for the fiscal year ended June 30, 2008 and Proxy Statement on Schedule 14A, filed October 21, 2008 (the “Proxy Statement”). For your convenience, we have set forth each of the Staff’s original comments immediately preceding our response.
General
Form 10-K for the Fiscal Year ended June 30, 2008
Schedule 14A, filed October 21, 2008
1.	We note your tabular director compensation disclosure on page 7. The cash component of their compensation does not seem to match what is discussed for each director in the accompanying narrative. Please advise.

Response:

The tabular director compensation disclosure on page 7 accurately reflects the amount of cash compensation paid to each of the directors for the fiscal year ended June 30, 2008. As discussed in the narrative preceding the tabular disclosure of director compensation, the Company’s Directors Compensation Plan took effect upon completion of the Company’s initial public offering in December 2007, and prior to the completion of the Company’s initial public offering, non-employee directors were compensated solely through the grant of the Company’s stock options. As a result, the cash component of non-employee director compensation for the fiscal year ended June 30, 2008 as set forth in the Proxy Statement reflects the payment of each applicable director’s annual cash retainer for the third and fourth quarters of fiscal 2008, and in the case of Ms. Boyd the pro-rata portion of her retainer paid for service during the third quarter of 2008 prior to her resignation, as well as all fees paid to non-employee directors for attendance at Board of Directors and Committee meetings that occurred from January 1, 2008 to June 30, 2008. The Company will, in future filings, provide further clarity as to any circumstances resulting in a proportionate payment of annual director fees (e.g., a director resigning or the adoption of a director compensation plan, in each case, after commencement of the reportable fiscal year).

March 26, 2009

2.	In future filings, please revise to disclose the company performance goals and individual performance targets used as factors in determining annual performance bonuses and stock option grants. Also disclose the threshold levels of the individual performance goals that must be reached for payment to each named executive officer. See Item 402(b)(2)(v) of Regulation S-K. Furthermore, clarify whether the committee’s evaluation of such “key considerations” is a quantitative analysis or involves subjective evaluation, too. For example, Mr. Packard’s 2008 bonus was tied to successful attainment of the revenue and EBITDA performance targets and his efforts in transitioning the company into a public company. It is not clear whether the committee’s determination of Mr. Packard’s bonus amount was a quantitative or qualitative analysis (or a combination of both). It is not clear whether the committee considered any other factors (other than the revenue and EBITDA targets) in determining the bonus amounts for any other named executive officer, and if not, why not.

Response:

The Company will, in future filings, revise its disclosure to: (i) disclose the Company’s performance goals and individual performance targets used as factors in determining annual performance bonuses and stock option grants; (ii) disclose the threshold levels of the individual performance goals that must be reached for payment to each named executive officer pursuant to Item 402(b)(2)(v) of Regulation S-K; and (iii) clarify whether the Compensation Committee’s evaluation of such “key considerations” is a quantitative analysis or also involves a subjective evaluation.
*     *     *     *     *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*     *     *     *     *

March 26, 2009

     If you have any questions or comments with regard to these responses or other matters, please call the undersigned at (202) 637-2275 or Brandon Bortner at (202) 637-2117.

Very truly yours,
/s/ William P. O'Neill
William P. O'Neill
of LATHAM & WATKINS LLP

cc (via fax):	Ronald J. Packard, Chief Executive Officer K12 Inc. Howard D. Polsky, Senior Vice President, General Counsel and Secretary K12 Inc. Brandon J. Bortner Latham & Watkins LLP